Novo Networks, Inc.
6440 North Central Expressway, Suite 620
Dallas, Texas 75206

May 27, 2005

Confidential Treatment Requested By Novo Networks, Inc.
Confidential Portions of this Document have been Redacted and have been Separately filed with the Commission.

BY EDGAR SUBMISSION

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Novo Networks, Inc.’s Form 10-K for the Year Ended June 30, 2004, Filed September 24, 2004
Novo Networks, Inc.’s Form 8-K/A Dated February 18, 2005, Filed May 9, 2005, File No. 0-28579

Dear Mr. Spirgel:

     This letter is in response to your correspondence of May 17, 2005, delivered via U.S. Mail and facsimile, to Richard B. Berliner, Chief Executive Officer of Novo Networks, Inc. (the “Company”). Set forth below are the supplemental responses of the Company, regarding both the Annual Report on Form 10-K (the “Annual Report”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2004, and the Current Report on Form 8-K/A (the “Current Report”) that was filed with the Commission on May 9, 2005, to report the Company’s acquisition (the “Acquisition”) of substantially all of the assets and liabilities of Berliner Communications, Inc. (“Berliner”). Collectively, the Annual Report and the Current Report are referred to as the “Filings”.

September 24, 2004 Form 10-K

Financial Statements

Note 1: Business, pages F-7 to F-9

Comment One:

     We note that you state that you previously guaranteed certain indebtedness of one or more of the bankrupt debtor subsidiaries and that you “may be liable for some or all of this indebtedness”. Please tell us the basis for deconsolidating the liquidating trust in light of the continuing liability for the trust noted in your disclosures. You state on page F-10 that the liquidating trust controls the assets of the debtor subsidiaries, but what about the liabilities of the debtor subsidiaries? In future filings, please clarify in your disclosure.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
May 27, 2005

Response to Comment One:

     ***1

     The trustee of the Trust marshaled and liquidated all of the assets of the Debtor Subsidiaries, including NNOC, and used the proceeds to pay certain claims and liabilities in accordance with the Plan. The Plan became effective and the Trust was formed on April 3, 2002, and a final decree was entered on March 28, 2005. All claims and liabilities were either paid or extinguished pursuant to the Plan and certain concomitant orders of the Bankruptcy Court.

     Since all of the assets and liabilities of the Debtor Subsidiaries were transferred to the Trust pursuant to the Plan, the Debtor Subsidiaries were deconsolidated. The Company’s only obligation was a voluntary and terminable arrangement to fund certain of the Trust’s operating expenses. Since most of the Trust’s operations have ceased in connection with the trustee’s efforts to wind up its affairs, any future costs are expected to be minimal.

Note 6: Commitments and Contingencies, pages F-14 to F-15:

Comment Two:

     Refer to the disclosure in Item 3, Legal Proceedings on page 11 and Note 6 on page F-14 of the Form 10-K. We note that the Eos case was settled through mediation in fiscal 2004 and that you, along with other defendants, submitted claims to your insurance carriers and did not expend any cash or assets. Please revise in future filings to account for the settlement expense and insurance reimbursement on a gross basis in accordance with the guidance in SAB Topic 5:Y and clearly indicate how much of the settlement was paid by your insurance carrier

Response to Comment Two:

     The Eos litigation was settled with the Company’s and the co-defendant’s insurance carriers making the settlement payment directly to the plaintiffs, less the respective self-insured retentions. SAB No. 5-Y relates to Accounting and Disclosures Relating to Loss Contingencies. Since the Company did not consider the settlement a loss contingency, which would require the potential exposure to be disclosed, it does not believe that the amount of the insurance proceeds should be disclosed in its filings. In addition, the Company does not believe that any future disclosure regarding the settlement of the Eos litigation is required in any future filings.

Comment Three:

     Please revise the penultimate paragraph of this note in future filings to disclose any other legal proceedings that may have a material adverse affect on your financial condition or result of operations. Please provide all disclosures required pursuant to paragraphs 9-12 of FAS 5.

Response to Comment Three:

     The Company acknowledges that the word “not” was inadvertently left out of the referenced paragraph and will add it back in to its future filings. The Company has in the past and will continue in

1 Confidential material redacted and filed separately with the Commission.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
May 27, 2005

the future to disclose all legal proceedings that may have a material adverse affect on its financial condition or results of operations. The Company will also include any required disclosures in the footnotes to its financial statements as required by paragraphs 9-12 of FAS 5.

May 9, 2005 Form 8-K/A

Comment Four:

     Refer to the disclosure in Item 5.03 and the Berliner financial statements as of December 31, 2004. Please disclose in Item 5.03 whether the registrant changed its fiscal year end to that of Berliner after the recapitalization. If so, please file the required form 10-K transition report for the period from June 30, 2004 to December 31, 2004. Please also note the requirements of Item 308 for a report on internal controls for the period ended December 31, 2004.

Response to Comment Four:

     The Company did not and does not intend to change its fiscal year as a result of the acquisition of substantially all of the assets of Berliner. Accordingly, it did not include the disclosure required under Item 5.03(b) of Form 8-K. While for accounting purposes, Berliner is deemed to be the acquirer, the Company, not Berliner, remains the registrant and its shares of Common Stock are the publicly traded securities.

     In the Company’s Form 10-Q filed on May 19, 2005, the statement of operations and cash flows for the three months ended March 31, 2005, include the accounts of Berliner through February 18, 2005, and the accounts of BCI Communications, Inc. (“BCI”), the Company’s wholly owned subsidiary, and the Company’s accounts since February 18, 2005, as compared to the three months ended March 31, 2004, of Berliner, the accounting acquirer. The balance sheet as of December 31, 2004, is that of Berliner.

     The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, will include the consolidated balance sheet of the Company and BCI and the consolidated balance sheet of Berliner as of December 31, 2004, and the consolidated statements of operations and cash flows of Berliner for the years ended December 31, 2002, 2003, and 2004, and the period ended June 30, 2005. The statement of operations and cash flows for the period ended June 30, 2005, will include the accounts of Berliner through February 18, 2005, and the accounts of BCI and the Company since February 18, 2005.

     The Company is a non-accelerated filer, and as such, will be subject to the Item 308 requirements for filing a report on internal control over financial reporting with its Annual Report on Form 10-K for its fiscal year ended June 30, 2007.

Comment Five:

     Refer to page 12 of the Form 8-K/A. We note that you state that it is unlikely that you will be able to continue as a going concern past December 31, 2005, unless BCI is able to successfully generate sufficient revenues to cover its and our operating costs. Tell us how your independent accountants determined that there was not substantial doubt about your ability to continue as a going concern as of their report date. We may have further comment based on your response.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
May 27, 2005

Response to Comment Five:

     The Company’s last audit occurred prior to the Acquisition, and at that date, its independent accountants indicated that there was indeed substantial doubt about its ability to continue as a going concern. At the time of the filing of the Current Report, the Company deemed it important to continue with such a disclosure, as the focus of that report, was on it and the addition of the assets and operations of Berliner to the historical operations of the Company, including its going concern disclosure. The Company was concerned that it was potentially misleading for it to remove the going concern language at such a time in the its reporting history by essentially “borrowing” the unqualified opinion contained in the audit report for Berliner. Therefore, the Company felt it was appropriate to include the going concern language in its discussion of liquidity and capital resources.

     However, note that the language in the Company’s most recent Quarterly Report on Form 10-Q for the period ended March 31, 2005, included the following revised language, which omitted the going concern reference:

“In the event we do not generate positive cash flow in the near term, or if we incur unanticipated expenses for operations and are unable to acquire additional capital or financing, we will likely have to reassess our strategic direction, make significant changes to our business operations and substantially reduce our expenses until such time we achieve positive cash flow.”

     At that point in time, the Company was truly reporting on the combined financials of itself and BCI on a historical, rather than a pro forma basis, and the disclosure regarding liquidity was clearly focused on BCI’s operations. Whereas, prior to the Acquisition, the Company had no recent operating history, the addition of BCI’s operations provides it with other alternatives if it is faced with a liquidity crisis. The Company believes the revised language appearing in the recent quarterly report addresses this, and it also believes that the appropriate place for this shift in liquidity disclosure was the first periodic filing that reported the Company’s operations post-Acquisition.

     The Company’s next periodic filing will be its Annual Report on Form 10-K for its fiscal year ending on June 30, 2005, and will include audited consolidated financial statements of the Company. The disclosure regarding the Company’s liquidity in that report will be made in conjunction with the notes to the financial statements, including any comments its independent auditors may have about the liquidity of the Company in light of the Acquisition.

Financial Statements – Berliner

Note 2 – Summary of Significant Accounting Policies

Comment Six:

     Refer to the accounting policy for stock based compensation and related disclosures in Note 7. Please revise to include a discussion of the impact that adoption of FAS 123R is expected to have on the financial statements of the registrant, unless not known or reasonably estimable in which case a statement to that effect may be made. See Staff Accounting Bulletin Topic 11:M for guidance.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
May 27, 2005

Response to Comment Six:

     Since the financial statements included in the Current Report were those of Berliner, a discussion of the impact that the adoption of SFAS 123(R) on the Company, which is the Registrant, was not appropriate in the referenced financial statements. Accordingly, the Company does not believe that revision of this disclosure is necessary.

     However, the Company has disclosed the adoption of SFAS 123(R) in its Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004, and March 31, 2005. As discussed in those prior reports, the Company does not believe that the adoption of SFAS 123(R) will have any effect on its results of operations or financial position since all current outstanding options are fully vested and no additional stock based compensation expense is required.

Note 7 – Stockholders’ Equity

Comment Seven:

     Please provide all pro forma disclosures required pursuant to paragraph 45c of FAS 123 for stock based compensation and stock incentives.

Response to Comment Seven:

     In “Note 2 – Summary of Significant Accounting Policies” of the Company’s Current Report, Berliner disclosed the following information:

“During 2004, we did not grant any stock options under the Plans. During 2003, there were 60,000 stock options granted under the Plans. The per share weighted-average fair value of stock options granted during 2003 was $0.00, on the date of grant using a Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions: expected dividend yield of 0%, risk-free interest rate of 3.07% and an expected life of five years. The fair value of the options granted is immaterial; therefore, the proforma net income (loss) would have equaled the amount reported for all periods.”

     Accordingly, the Company believes that the disclosure included in its Current Report adequately addresses the requirements of paragraph 45(c) of SFAS 123.

Pro Forma Financial Information

Comment Eight:

     Revise adjustment 1 in Note 3 to the pro forma financial information to clarify the reason for charging the net assets acquired to additional paid in capital. Also, expand the note to describe the cancellation of the Berliner stock and the equity transactions of Novo resulting from the Voting Agreement. Tell us how the various concessions of different classes of shareholders were recorded for each of the transactions described in the Voting Agreement. Were there any differences in concessions among the various classes of stock? If so, how were these differences reflected in the equity transaction?

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
May 27, 2005

Response to Comment Eight:

     The net assets acquired by BCI, the Company’s wholly owned subsidiary, were an addition to additional paid-in capital since the net assets acquired would be recorded as additional paid-in capital on the books of BCI.

     Since the Acquisition was settled through an issuance of a controlling interest in the Company’s common stock, Berliner is deemed to be the acquirer for accounting purposes. Furthermore, since the Company was deemed to be a shell company prior to the transaction, purchase accounting was not applied. Accordingly, the transaction is being accounted for as a reverse acquisition and a recapitalization of Berliner (see the Statement of Stockholders Equity in the Company’s Quarterly Report on Form 10-Q, filed on May 19, 2005, regarding the recording of the recapitalization accounting).

     The revision of the conversion ratios was a result of private negotiations between the Company and the holders of the Series D Preferred Stock and the Series B Preferred Stock who were parties to the Voting Agreement and who agreed to utilize the same conversion ratio rather than a pro rata ratio.

     Upon the filing of the Certificate of Amendment, for accounting purposes, the Company will record a deemed dividend to the holders of the Series B and Series D Preferred Stock for the value of common shares issued in excess of their current conversion ratios. The fair value will be based on the market price of the Company’s stock. The Company maintains that the deemed dividend to the Series B and Series D Preferred Stock should be recorded at the time of the filing of the Certificate of Amendment.

     Accordingly, the Company does not believe that a revision to Note 3 is necessary.

Comment Nine:

     Refer to adjustment 3 in Note 3 to the pro forma financial information. Please revise to include only those adjustments that are (a) directly attributable to the transaction, (b) expected to have a continuing impact on the registrant and (c) factually supportable. We note that you have eliminated certain general and administrative expenses not expected to continue. Tell us how you determined that the amount of the reduction in expenses is factually supportable. See Article 11-02(a)(6) of Regulation S-X for guidance.

Response to Comment Nine:

     Adjustment Number 3 to the proforma financial statements refers to general and administrative expenses that were incurred by the Company that are not expected to have a continuing impact on it and are supportable. The expenses relate to the salary and benefits of a former administrative assistant and to the compensation of the former non-executive Chairman of the Board of Directors of the Company, neither of which will be part of the expenses of the Company on a going-forward basis, and they are not currently expected to be replaced. Accordingly, the Company does not believe that the requested revisions to these pro forma adjustments are required.

Comment Ten:

     Also, refer to adjustments 2 and 4 in Note 3 to the pro forma financial information. It does not appear that the settlement and gain on extinguishment of debt are directly related to the transaction with Berliner. Please revise to delete these pro forma adjustments.

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
May 27, 2005

Response to Comment Ten:

     The Company maintains that the settlement gain from the Qwest litigation included in other income and the gain on extinguishment of debt are non-recurring events related to the previous operations of the Company that will not be continuing and that are not related to the Acquisition. These proforma adjustments were made in order for the proforma financial statements not to be misleading. Accordingly, the Company does not believe that the requested revisions to these pro forma adjustments are required.

General

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

     Hopefully, the information in this letter is responsive to your comments. Please call if you would like to discuss any matter further. Thank you.

Sincerely,
/s/ Patrick G. Mackey
Patrick G. Mackey
Senior Vice President and Chief Financial Officer